Filed by Roadway Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Roadway Corporation

Commission File No.: 333-108081

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

On October 17, 2003, Yellow Corporation filed a registration statement on Form S-4 with the Securities and Exchange Commission, or SEC, in connection with the proposed merger transaction with Roadway Corporation that contains a definitive joint proxy statement/prospectus regarding the transaction. Investors and security holders of Yellow and Roadway are urged to read the definitive joint proxy statement/prospectus filed with the SEC on October 17, 2003 and any other relevant materials filed by Yellow or Roadway with the SEC because they contain, or will contain, important information about Yellow, Roadway and the transaction. The definitive joint proxy statement/prospectus was sent to the security holders of Yellow and Roadway as of October 16, 2003, on or about October 20, 2003, seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus, as well as other documents filed by Yellow and Roadway with the SEC, at the SEC’s website at www.sec.gov. A free copy of the definitive joint proxy statement/prospectus and such other documents may also be obtained by requesting them in writing from Yellow (or by telephone from Yellow at (913) 696-6100), or by requesting them in writing from Roadway (or by telephone from Roadway at (330) 384-1717). Yellow and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Yellow’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus. Roadway and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Yellow and Roadway in favor of the transaction. Information regarding the interests of Roadway’s officers and directors in the transaction, if any, is included in the definitive joint proxy statement/prospectus.

The following press release was issued by Roadway on December 9, 2003.

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CONTACT:

John M. Hyre

Investor and Public Relations

330-258-6080

ROADWAY ANNOUNCES RESULTS OF SPECIAL MEETING OF STOCKHOLDERS

Akron, Ohio—December 9, 2003—The stockholders of Roadway Corporation (Nasdaq: ROAD) (Roadway) have voted in favor of the merger of Roadway with and into a wholly owned subsidiary of Yellow Corporation (Nasdaq: YELL) (Yellow).

Based on the tabulation of votes taken at a special meeting of stockholders held on Tuesday, December 9, Roadway has received the requisite stockholder approval of the proposal to adopt the Agreement and Plan of Merger (the “Agreement”), dated as of July 8, 2003, by and among Yellow, Yankee LLC, a wholly owned subsidiary of Yellow, and Roadway, and approve the merger and the other transactions contemplated by the Agreement, as described in the joint proxy statement/prospectus dated October 17, 2003.

The transaction is expected to close by the end of the day on December 11, 2003, assuming that all conditions to the merger will be satisfied at the closing.

Note: This release contains, and other statements that we may make may contain, forward-looking statements within the meaning of the Private Securities Litigation Reform Act with respect to the outlook for expectations for revenue, earnings or other future financial or business performance, strategies, expectations and goals. All statements that are not historical statements of fact are “forward-looking statements” and are subject to numerous risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements include all comments relating to our beliefs and expectations as to future events and trends affecting our business, results of operations and financial condition. We intend for the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “continues,” “projects,” and similar expressions to identify forward-looking statements. The risks and uncertainties include, among others, variable factors such as capacity and rate levels in the motor freight industry; fuel prices; the impact of competition; the state of the national economy; the success of our operating plans, including our ability to manage growth and control costs; labor relations matters; uncertainties concerning the impact terrorist activities may have on the economy and the motor freight industry; and the timely completion of Yellow Corporation’s plan to acquire Roadway Corporation and its subsidiaries. We have based these forward-looking statements on management’s analysis about future events only as of the date of this press release. We undertake no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date of this press release. These forward-looking statements are subject to risks, uncertainties and assumptions about us and our subsidiaries. In addition to the disclosure contained in this document, you should carefully review the risks and uncertainties contained in other documents Roadway Corporation files from time to time with the Securities and Exchange Commission. Those documents are accessible on the SEC’s Web site at www.sec.gov and through our Web site at www.roadwaycorp.com.

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ROADWAY ANNOUNCES RESULTS OF SPECIAL MEETING OF STOCKHOLDERS

Roadway Corporation, a Fortune 500 company included in the Dow Jones Transportation Average, is a holding company that through its operating subsidiaries offers its customers a wide range of transportation services. Its principal subsidiaries include Roadway Express and Roadway Next Day Corporation. Roadway Express is a leading transporter of industrial, commercial and retail goods in the two-to-five-day regional and long-haul markets. Roadway Next Day Corporation is focused on business opportunities in the shorter-haul regional and next day markets. Headquartered in Akron, Ohio, Roadway Corporation employs approximately 27,000 people. For additional information, contact Roadway Corporation at www.roadwaycorp.com.

Yellow Corporation, a Fortune 500 company, is a holding company that through wholly owned operating subsidiaries offers its customers a wide range of asset and non-asset-based transportation services integrated by technology. Its largest subsidiary, Yellow Transportation, offers a full range of regional, national and international services for the movement of industrial, commercial and retail goods. Meridian IQ is a non-asset global transportation management company that plans and coordinates the movement of goods worldwide. Yellow Technologies provides innovative technology solutions and services exclusively for Yellow Corporation companies. Headquartered in Overland Park, Kansas, Yellow Corporation employs approximately 23,000 people.

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